[Autodesk, Inc. Letterhead]

May 22, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar
Mark Kronforst
David Orlic
Katherine Wray

Re:	Autodesk, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2008

Filed March 28, 2008

File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 29, 2008, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2008 (File No. 000-14338) originally filed with the Commission on March 28, 2008 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2007 Net Revenue Compared to Fiscal 2006 Net Revenue, page 39

1.	We refer to comment 2 of our letter dated July 24, 2007, relating to the company’s Form 10-K for the fiscal year ended January 31, 2007. This comment is repeated below for convenience:

“In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that changes in revenue are due to an increase in new seats and crossgrades, sales of subscription contracts, and

Securities and Exchange Commission

May 22, 2008

increases from the acquisition of Alias, but you give no indication as to the relative impact of each factor. You also disclose that sales of new seats increased due to volume growth and higher average sales prices but have not quantified the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.”

We refer also to your response to the above comment in your letter dated August 17, 2007, in which you state that in future filings you will quantify the factors that have impacted revenue in Management’s Discussion and Analysis. However, the disclosure in your Form 10-K for fiscal 2008 under the subheading “License and Other Revenue” does not appear to quantify the various factors cited as bases for the increase in net revenue from fiscal 2006 to fiscal 2007, nor does it quantify the amount of change in reported sales that is attributable to changes in price versus changes in volume. In this regard, we note also that you disclose on page 37 of your Form 10-K for fiscal 2008 that the increase in new seat revenue from fiscal 2007 to fiscal 2008 was driven primarily by higher average sales prices and volume growth, but again you have not quantified the relative impact attributable to changes in price versus changes in volume. Please advise how the company considered the staff’s prior comment quoted above in preparing the discussion of Results of Operations in your Form 10-K for fiscal 2008.

The Company respectfully advises the Staff that it was aware of Item 303(a)(3)(iii) of Regulation S-K, Section III.D of SEC Release No. 33-6835 and the Staff’s prior comment when preparing Management’s Discussion and Analysis in the Form 10-K.1 The Company also respectfully advises the Staff that a number of paragraphs in Management’s Discussion and Analysis in the Form 10-K quantified the various factors cited as bases for the changes in various financial results, including the following sentences:

“Net revenue for fiscal 2008 increased due to an increase in license and other revenue of 14% and an increase in maintenance revenue from our Subscription Program of 31%. Net revenue for our 2D products and 3D model-based design products increased 13%, and 26%, respectively, during fiscal 2008, as compared to the prior fiscal year. A critical component of our growth strategy is to continue to add new 2D horizontal users, while migrating our customers to our higher value 2D vertical and 3D model-based design products.” (p. 34)

“Our total operating margin increased from 19% of net revenue in fiscal 2007 to 21% in fiscal 2008. This improvement is primarily due to an increase in our Media and Entertainment Segment’s operating income by $34.2 million in fiscal 2008 compared to the prior fiscal year. The increase in operating income from our Media and Entertainment Segment was due to higher gross margins from Advanced Systems resulting from a shift to sales of our Linux-based systems, a shift to system sales comprised of more software and less hardware and a 22% increase in net revenue from our Animation products. These increases were partially offset by an increase in amortization of acquisition-related intangibles of $11.3 million in fiscal 2008 as compared to fiscal 2007. . . .” (pp. 34-35)

[1]

We note that Section III.D of SEC Release No. 33-6835 indicates that percentage based quantification is permissible: “However, quantification should otherwise be as precise, including use of dollar amounts or percentages, as reasonably practicable.”

Securities and Exchange Commission

May 22, 2008

“Revenue from the sale of new seats increased 19% from fiscal 2007 to fiscal 2008. The increase is due to an 18% increase in revenue from new seats of our 2D products, primarily AutoCAD LT, AutoCAD, AutoCAD Mechanical and AutoCAD Architecture. The increase was also due to a 30% increase in revenue from new seats of our 3D model-based design products (Revit products, Autodesk Inventor products, AutoCAD Civil 3D, and NavisWorks software). . . .” (p. 37)

“Upgrade revenue, which includes crossgrade revenue, decreased by 17% during fiscal 2008 as compared to the prior fiscal year, as expected. . . . In addition, during the second half of fiscal 2008 and fiscal 2007, AutoCAD LT customers could crossgrade to any other product at a promotional rate, which contributed approximately $9.1 million to upgrade revenue in fiscal 2008 as compared to $21.4 million in fiscal 2007. . . .” (p. 37)

We likewise note that a number of paragraphs under the headings “Net Revenue by Geographic Area” and “Net Revenue by Operating Segment” contain quantitative explanations for the various factors cited as bases for the changes in various financial results.

Given the Staff’s comments above, the Company advises the Staff that, in its future public filings, the factors that have caused the Company’s revenue to materially increase will be quantified in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including the relative impact of price and volume. For example, in response to the Staff’s comments, disclosure in future filings would read similar to the following paragraph:

“Total license and other revenue increased 14% for fiscal 2008 as compared to the prior fiscal year. This growth was primarily due to a 20% increase in commercial new seat revenue from our 2D products and 3D model-based design products. This 20% increase largely was driven by the release of our 2008 family of products. Slightly less than 13% points of the 20% increase was due to higher average prices per seat and approximately 7% points of the 20% increase was due to increases in the number of seats sold. As a percentage of total net revenue, license and other revenue was 75% for fiscal 2008, 77% for fiscal 2007 and 82% for fiscal 2006.”

Securities and Exchange Commission

May 22, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.	We note that your Subscription Program allows customers to migrate to the most recent version of your products. We further note that it appears that you are recognizing revenue for this element separately when accompanied by a perpetual license agreement. Please explain to us how you concluded that this service should be accounted for as PCS as opposed to a subscription that offers unspecified future products.

We acknowledge that, as used in accounting literature, the term “subscription” can connote obligations other than those generally accepted to be encompassed by PCS and, thus, some confusion among accountants may arise from our use of the term “Subscription Program” in our disclosures. However, we have used the term “Subscription Program” in our marketing material, investor communications and customer contracts for many years and such terminology is ingrained in the understanding of our customer base and our investors. We do not believe there is any misunderstanding on the part of our customers or our investors with respect to customer rights under our Subscription Program, and we believe the disclosures in our consolidated financial statements appropriately describe those rights. We believe our disclosures sufficiently bridge from terminology with which our customers are familiar to what accountants generally accept as PCS.

The terms of the Subscription Program are disclosed on page 62 of the Form 10-K, “Under this program, customers are eligible to receive unspecified upgrades when-and-if available, downloadable training courses and on-line support;” and on page 9, “Under the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if available, and are able to download e-Learning courses and receive online support over a one-year or multi-year subscription period.”

Customers of our Subscription Program are not provided with additional new products. Under the terms of their maintenance contracts, customers are provided unspecified upgrades, on a when-and-if available basis, to the products they have already licensed. This allows them to migrate from the then current version of the product they have licensed to any version of that product that may be released during the term of the maintenance contract they have purchased. Autodesk’s maintenance arrangements provide for these software upgrades to be delivered when and if they become available. The arrangements do not guarantee any upgrades and do not specify what functionalities will be updated or what bugs will be corrected. We believe that this service is PCS as defined by SOP 97-2, paragraph 56.

Exhibits

3.	We note the disclosures throughout your filing that you rely significantly on major distributors and resellers, and that sales through one distributor, Tech Data and its affiliates, accounted for more than 10% of net revenue for each of your last three fiscal years. However, you have not filed any agreements with Tech Data or its affiliates as exhibits to your annual report on Form 10-K. Please tell us whether you have entered into any such agreements with Tech Data or its affiliates, and, if so, how you determined that these agreements did not need to be filed as exhibits to your Form 10-K under Item 601(b)(10) of Regulation-S-K.

The Company respectfully informs the Staff that it has entered into several separate and independent agreements with Tech Data and its global affiliates (the “Tech Data Agreements”), none of which individually accounted for more than 10% of net revenue for any of the last three fiscal years. The

Securities and Exchange Commission

May 22, 2008

Company has concluded that the Tech Data Agreements are not required to be filed under Item 601(b)(10) of Regulation S-K because the agreements are ordinary course agreements upon which the Company’s business is not substantially dependent and because filing the agreements would not provide further information relevant to an investor’s decision to purchase the Company’s securities.

Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company believes that all its distribution relationships, including with Tech Data and its affiliates, are ordinary course of business relationships for the Company. The Tech Data Agreements do not obligate the Company to sell a major part of the Company’s goods or services, nor do they involve the license to the Company of intellectual property on which its business depends. As noted, Tech Data and its affiliates have represented more than 10% of the Company’s net revenue for each of the last three fiscal years, but the Company is not “substantially dependent” upon the Tech Data Agreements. In the event all of the Tech Data Agreements were terminated for whatever reason, the Company believes that its results of operations would not be materially affected. As with the Company’s other distribution agreements, the Company’s actual customers through the Tech Data Agreements are the resellers and end users who purchase the Company’s software and services through Tech Data. These resellers and end users would need to obtain such software whether the Tech Data Agreements were in place or not. Should any of the Tech Data Agreements expire or be terminated for any reason, we believe that arrangements could be made so that the resellers and end user customers who currently purchase the Company’s products through Tech Data would be able to continue to do so under substantially the same terms from one of the many other distributors of the Company without substantial disruption to the Company. For these reasons, the Company does not believe it is substantially dependent upon the Tech Data Agreements for purposes of Regulation S-K Item 601(b)(10)(ii)(B).

The Company also does not believe that disclosure of the Tech Data Agreements would provide information relevant to an investor’s decision to purchase the Company’s securities. The Tech Data Agreements are generally standard “no commitment” distribution agreements containing basic provisions such as pricing, warranty and support. The Tech Data Agreements do not require Tech Data to buy any of the Company’s products; rather, such agreements set forth only the terms to which a sale will be subject if and when such customer places a purchase order with the Company for specified products. The Company’s arrangements with Tech Data are non-exclusive, and the terms of the Tech Data Agreements are similar to other distributor agreements that the Company has entered into in the past and expects to continue to enter into in the future. Accordingly, filing the TechData Agreements would not provide additional information relevant to an investor’s decision to purchase the Company’s securities.

Securities and Exchange Commission

May 22, 2008

For these reasons, the Company respectfully submits that filing the Tech Data Agreements as exhibits to the Company’s Form 10-K is not required under Item 601(b)(10) of Regulation S-K and would not provide additional information to investors.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (415) 507-6799. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Sincerely, Autodesk, Inc.

/s/ RICHARD M. FOEHR
Richard M. Foehr Vice President, Assistant General Counsel

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati

Sam Lazarakis, Ernst & Young LLP